SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Coca-Cola Hellenic Bottling Company S.A.

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola Hellenic Bottling Company S.A. 9 Fragoklissias Street 151 25 Maroussi, Athens Greece 011-30-210-618-3137	Coca-Cola HBC AG Baarerstrasse 14 CH-6300 Zug Switzerland +41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4, AS AMENDED (FILE NO. 333-184685) FILED BY COCA-COLA HBC AG WITH THE SECURITIES AND EXCHANGE COMMISSION.

This Report on Form 6-K contains unconsolidated interim financial information of Coca-Cola Hellenic Bottling Company S.A. (“CCH”) as of and for the three months ended 29 March 2013.

NOTE ON PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of financial information

Unless otherwise indicated, the unaudited condensed consolidated interim financial statements and the financial and operating data or other information included in this Report relates to CCH and its subsidiaries and any subsidiary thereof and does not reflect information relating to Coca-Cola HBC AG ( “CCHBC”), which became the new holding company of the CCH Group on 25 April 2013, following successful completion of its offer to acquire all ordinary registered shares of CCH in consideration for new ordinary registered shares of CCHBC pursuant to a 1:1 exchange ratio (the “Share Exchange Offer”).

Rounding

Percentages and certain amounts included in this Report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be the precise sum of the figures that precede them.

Currencies

Unless otherwise indicated, all references in this document to “£,” “pound sterling,” “pence” and “p” are to the lawful currency of the United Kingdom; all references to “Swiss Franc” or “CHF” are to the lawful currency of Switzerland; all references to “$,” “US$,” “USD,” “Dollars” or “US dollars” are to the lawful currency of the United States, and all references to “euro” and “€” are to the official currency of the member states of the EU that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on 25 March 1957), as amended by the Treaty of European Union signed in Maastricht on 7 February 1992. The following Territories in which the CCH Group operates have also adopted the euro as their official currency: Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia and, effective 1 January 2011, Estonia. Additionally, the currencies of six Territories in which CCH operates are pegged to the euro. The euro-pegged currencies of Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, and prior to 1 January 2011, Estonia, are permitted to fluctuate within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

No representation is made that the pound sterling, Swiss Franc, euro or US dollar amounts referred to in this Report have been, could have been or could be converted into pound sterling, Swiss Franc, US dollars or euro at these particular rates or at any rates at all.

Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in the CCH Group’s industry.

Definitions and Interpretation

Unless the context requires otherwise, references to “CCH Group” refer to Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries, references to “CCH” or the “parent” refer to Coca-Cola Hellenic Bottling Company S.A. and references to the owners of the “parent” refer to its shareholders.

Unless the context requires otherwise, references to “TCCC” refer to The Coca-Cola Company and its subsidiaries.

“Territories” at the date hereof means Italy (excluding the island of Sicily), Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland, Cyprus, Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia, Slovenia, the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment). “Established Countries” refers to Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus.  “Developing Countries” refers to Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. “Emerging Countries” refers to the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the

Former Yugoslav Republic of Macedonia (through an equity investment).

Forward-looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding the CCH Group’s future financial position and results, the CCH Group’s outlook for 2013 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, the CCH Group’s recent acquisitions, and restructuring initiatives on the CCH Group’s business and financial condition, the CCH Group’s future dealings with TCCC, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward- looking statements involve risk and uncertainty because they reflect the CCH Group’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The CCH Group’s actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under “Risk Factors” included in the Prospectus.

Although the CCH Group believes that, as at the date of this Report, the expectations reflected in the forward-looking statements are reasonable, neither CCHBC nor the CCH Group can assure you that the respective future results, level of activity, performance or achievements of CCHBC and the CCH Group will meet these expectations. Moreover, neither CCHBC nor its directors, employees, advisors, nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. After the date of this Report, unless CCHBC is required by law to update these forward-looking statements, it will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in CCHBC’s or the CCH Group’s expectations.

TRADING UPDATE

Selected financial information for the CCH Group for the three months ended 29 March 2013 compared to the three months ended 30 March 2012

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)

Volume (m unit cases)	426.7	427.0	—
Net sales revenue (€m)	1,431.9	1,433.4	—
Net sales revenue per unit case (€)	3.36	3.36	—
Cost of goods sold (€m)	951.5	938.0	1%
Operating loss (€m)	(11.3)	(12.3)	8%
Loss after tax attributable to owners of the parent (€m)	(24.4)	(28.9)	16%
Basic earnings per share (€)	(0.07)	(0.08)	13%

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group.

CCH Group operational review

Unit case volume remained stable in the first quarter of 2013. Given the seasonality of the CCH Group’s business, the first quarter typically reflects lower volumes and is not indicative of full year performance. Economic and trading conditions remained challenging across most of the CCH Group’s Territories, particularly in its Established Countries, where conditions deteriorated, driven by political and fiscal developments in Italy and Cyprus. Among other factors, on-going austerity measures continued to negatively affect disposable income and the level of unemployment continued to rise. In addition, unseasonably cold weather in Central and Eastern Europe during March 2013, the month with the highest weight in the quarter, had an adverse impact on full quarter volume. The resilience that the CCH Group’s business continued to exhibit overall, as well as the strong performance in its Emerging Countries segment enabled the CCH Group to grow volume in all of its key categories in the first quarter of 2013, with the exception of the water category and a marginal volume decline in the juice sub-category.

In the first quarter of 2013, the CCH Group gained or maintained volume share in the sparkling beverages category and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in the majority of its Territories. Some of the markets in which the CCH Group gained or maintained volume share in the sparkling beverages category include Austria, the Republic of Ireland and Northern Ireland, Greece, the Czech Republic, the Russian Federation, Romania, Ukraine and Bulgaria. In the NARTD category, the CCH Group gained or maintained value share in Italy, Switzerland, the Czech Republic, Hungary, the Russian Federation and Romania, among others.

The CCH Group’s volume performance in the first quarter of 2013 reflects the key category priorities set for its business. Specifically, the CCH Group’s premium sparkling beverages volume grew by 2% in the quarter, reflecting a 10% increase in the Emerging Countries segment, which more than offset a 5% decline in the Established Countries segment and flat volume in the Developing Countries segment. Volume of trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) increased by 2% in the first quarter of 2013. Coca-Cola Zero grew by 10% in the first quarter of 2013, registering growth in all three reporting segments. Volume increased by 6% in the CCH Group’s ready-to-drink tea sub-category in the first quarter of 2013, driven by a 23% growth in its Emerging Countries segment, particularly in the Russian Federation. Volume in the CCH Group’s energy sub-category grew by 8% period-over-period, marking the twelfth consecutive quarter of growth. Volume in the CCH Group’s juice category posted a marginal decline in the first quarter of 2013, as a 5% growth in its Emerging Countries segment and 3% growth in its Developing Countries segment were more than offset by a 20% decline in its Established Countries segment. Volume declined by 9%  in the water category in the first quarter of 2013.

Despite unfavourable weather conditions in the CCH Group’s key Territories, as well as the continuous shift in demand towards at-home consumption and organised trade, first quarter volume of single-serve packages posted only a marginal decline period-over-period. At the same time, the CCH Group’s occasion-based brand, package, price and channel strategy (“OBPPC”) enabled it to maintain net sales revenues compared with the first quarter of 2012.

Input costs posted an increase in the first quarter of 2013 driven by higher EU sugar and aluminium prices. Overall, the input costs environment has evolved in line with the CCH Group’s expectations and the CCH Group’s revenue growth initiatives more than offset the increase of total input costs in absolute terms.

Operating expenses as a percentage of net sales revenue declined by 0.58 percentage point in the quarter, reflecting the CCH Group’s focus on improving operational efficiency across its business.

The CCH Group’s operating loss was stable period-over-period, as the benefits from revenue growth initiatives and lower operating expenses fully offset higher input costs and the negative impact from currency fluctuations.

During the first quarter of 2013, the CCH Group incurred €6.2 million in pre-tax restructuring charges. The CCH Group continues to execute on its restructuring plans for 2013, which are expected to create a more agile and efficient organisation.

The CCH Group is aware of the substantial impact that it has in the communities in which it operates. The CCH Group seeks to create value for these communities and build its reputation as a trusted partner and a positive force for change. On 22 March 2013, the 2013 World-Water-Day-themed International Year of Water Cooperation was celebrated across the CCH Group’s Territories. Among them, the CCH Group’s Nigerian operation celebrated by collaborating with schools, communities and the Nigerian government to improve access to clean water in Nigeria.

The CCH Group also continues to leverage the assets that are part of the Coca-Cola bottling system. In January 2013, the Sochi 2014 Organising Committee and its partners, including TCCC, presented the torches for the Sochi 2014 Olympic and Paralympic flame relays. In parallel, the Coca-Cola “Carry the Olympic Flame Vlivaisya!” exhibition opened in Moscow. An interactive section of the exhibition allows visitors to touch the Olympic symbol, take photos and apply to participate in the Olympic Torch Relay. On 24 January 2013, the exhibition started to tour in 13 Russian cities.

Operational review by reporting segment

Established Countries

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)

Volume (m unit cases)	141.9	153.2	-7
Net sales revenue (€m)	570.5	620.2	-8
Net sales revenue per unit case (€)	4.02	4.05	-1
Operating profit (€m)	3.4	8.7	-61

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group.

Volumes

Unit case volume in the Established Countries segment decreased by 7% in the first quarter of 2013, following a 2% decline in the comparable prior year period. Weakness in all key categories in Greece and Italy were the main drivers of the volume decline in the Established Countries segment during the quarter.

Net sales revenue declined by 8% in the first quarter of 2013. Lower volume, unfavourable price mix and negative currency translation impact more than offset the benefits of improved category mix on net sales revenue.

Italy

Volume in Italy declined in the first quarter of 2013, as the political challenges following the failure to produce a government after February’s elections increased volatility and uncertainty in the economic and trading environment. Austerity measures still resulted in lower disposable income and unemployment continued to rise. Volume pressure was more evident in the water category, which declined in the quarter. A 21% volume increase in Coca-Cola Zero supported volume in the sparkling beverages category in the first quarter of 2013. The CCH Group expects volatility to continue, in anticipation of the ongoing political, fiscal and economic developments in the country.

Switzerland

Volume in Switzerland posted a marginal decline in the first quarter of 2013. Unseasonably cold weather during March 2013 had an adverse impact on demand, particularly in the immediate consumption channel. Easter-related promotion in organised trade supported a volume increase in the ready-to-drink tea sub-category and in the juice sub-category. Coca-Cola Zero continued its positive trend, with volume increasing in the first quarter of 2013.

The Republic of Ireland and Northern Ireland

Volume in Ireland declined in the first quarter of 2013, with March 2013 being one of the coldest ever recorded in the country. The volume decline was driven by the water category, which declined in the first quarter of 2013. In the sparkling beverages category, volume in the Fanta brand grew supported by the successful launch of Fanta peach and apricot flavour. Package mix continued to improve, driven by sparkling beverages and particularly 350ml PET and 330ml can packages, while the CCH Group maintained its volume share in the sparkling beverages category in the first quarter of 2013.

Greece

Volume in Greece declined in the first quarter of 2013. Disposable income is still under pressure as the latest wave of austerity measures is filtering through the real economy. At the same time, unemployment reached 27% as at February 2013, according to the National Statistical Service of Greece. Weakness is apparent across the CCH Group’s product portfolio, driven mainly by water and juice beverages. Sparkling beverages continue to fare better, registering lower decline than other product categories in the first quarter of 2013, supported by a marginal decline in the Sprite brand. In the first quarter of 2013, the CCH Group maintained its volume share in the sparkling beverages category.

Operating Profit

Operating profit in the Established Countries segment declined to €3.4 million in the first quarter of 2013. Lower volume and higher EU sugar cost more than offset the benefits from the CCH Group’s restructuring initiatives and tighter operating expenses management in the first quarter of 2013.

Developing Countries

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)

Volume (m unit cases)	76.8	79.4	-3
Net sales revenue (€m)	217.2	229.2	-5
Net sales revenue per unit case (€)	2.83	2.89	-2
Operating loss (€m)	(14.9)	(13.6)	-10

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group.

Volumes

Unit case volume in the Developing Countries segment decreased by 3% in the first quarter of 2013, following flat volume performance in the comparable prior year period.

Net sales revenue declined by 5% in the first quarter of 2013, as the benefit from improved category mix, was more than offset by the negative impact of lower volume, unfavourable price mix and negative currency translation.

Czech Republic

Volume in the Czech Republic increased in the first quarter of 2013, while the CCH Group gained volume share in the sparkling beverages category and value share in the total NARTD beverages category. Volume of trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) grew driven by an increase in the Coca-Cola regular and Coca-Cola Zero brands. The Fanta brand registered strong growth on the back of the successful launch of Fanta peach and apricot flavour. The CCH Group’s ready-to-drink tea sub-category grew reflecting the launch of the Nestea white with stevia product in March 2013. Overall conditions remain volatile in the country, while a 1%  VAT increase took effect as of 1 January 2013.

Poland

Volume in Poland declined in the first quarter of 2013. Cold weather in March 2013, particularly during the week before Easter, had an adverse impact on volume performance in the first quarter of 2013. In the sparkling beverages category, volume in the Coca-Cola Zero brand grew while volume in the Fanta brand increased, reflecting successful activation in organised trade around the CCH Group’s 1.75L PET packages. The juice sub-category posted strong volume growth, mainly as a result of successful execution in 1L PET in both organised and traditional trade.

Hungary

Volume in Hungary declined in the first quarter of 2013. Overall conditions remained volatile with consumer confidence among the lowest in Europe and unemployment running in double-digits. The Coca-Cola Zero brand was the best performer in the sparkling beverages category posting growth for another quarter. Volume in the energy sub-category more than doubled for a second quarter in a row, mainly reflecting the strong performance of the recently launched Burn Blue and Monster Rehab brands. Package mix improved, driven by sparkling beverages and particularly the performance of 330ml cans.

Operating Loss

The Developing Countries segment posted losses of €14.9 million at the operating level in the first quarter of 2013. Increased raw material costs and lower volumes more than offset the benefits from lower operating expenses, as a result of the CCH Group’s ongoing restructuring initiatives.

Emerging Countries

	Three months ended
	29 March 2013	30 March 2012(1)	Change (%)
	(Unaudited)

Volume (m unit cases)	208.0	194.4	7
Net sales revenue (€m)	644.2	584.0	10
Net sales revenue per unit case (€)	3.10	3.00	3
Operating profit /(loss) (€m)	0.2	(7.4)	n/a

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group.

Volumes

Unit case volume in the Emerging Countries segment grew by 7% in the first quarter of 2013, following a 3% decline in the comparable prior year period.

Net sales revenue grew by 10% in the first quarter of 2013, benefitting from higher volumes, as well as positive price and category mix, which more than offset the negative impact from currency translation.

Russian Federation

Volume in the Russian Federation grew in the first quarter of 2013, following an increase in the comparable prior year period. In January 2013, the CCH Group successfully rolled-out SAP ‘Wave 2’ in the country, with no business disruptions. For the third quarter in a row, growth was broad-based with all major categories posting higher volume, except the water category. The positive impact of the CCH Group’s OBPPC initiatives and strong execution of the Sochi Winter Olympic Games sponsorship, with a focus on the October Olympic Torch Relay, supported a 13% growth in the Coca-Cola regular brand, marking the tenth consecutive quarter of volume and share expansion. The CCH Group’s ready-to-drink tea sub-category registered strong growth, reflecting the increased distribution of 1L PET, as well as the continuous solid performance of 1.75L PET. Volume in the CCH Group’s juice sub-category grew, with growth coming from both the CCH Group’s mainstream brand Dobry, as well as the CCH Group’s premium brand Rich. In the first quarter of 2013, the CCH Group grew volume and value share in both the sparkling drinks category and the total NARTD beverages category.

Nigeria

Volume in Nigeria grew in the first quarter of 2013, following a decline in the corresponding period last year. In addition to the favourable base effect created by the negative impact of last year’s nation-wide strikes, the CCH Group’s focus on route-to-market execution contributed to performance in the first quarter of 2013, with all of its key categories growing strongly. In the sparkling beverages category, the Coca-Cola regular, Sprite and Fanta brands posted strong growth. Increased product availability continues to support growth in the CCH Group’s water category and juice sub-category.

Romania

Volume in Romania declined in the first quarter of 2013, with the CCH Group’s water category being the biggest contributor to this short-fall. In the sparkling beverages category, the Coca-Cola Zero brand remained the key growth driver in the first quarter of 2013. The Coca-Cola regular brand grew supported by the successful implementation of the CCH Group’s “Polar Bear” campaign. Successful activation in organised trade contributed to an increase in the CCH Group’s ready-to-drink tea sub-category. Package mix, improved in the first quarter of 2013 driven by both the water and sparkling beverage categories.

Ukraine

Volume in Ukraine grew in the first quarter of 2013, following a decline in the comparable prior year quarter. Overall, the economic environment in the country remains fragile, impacting consumer demand. Volume of trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) posted growth, reflecting the successful execution of the CCH Group’s strategy regarding the 1.5L frequency package. On the other hand, volume in the CCH Group’s water category declined.

Operating Profit / Loss

Operating profit in the Emerging Countries segment was marginally positive compared to €7.4 million operating losses in the same period last year. Higher volume, improved category mix as well as the benefits of the CCH Group’s revenue growth initiatives more than offset the negative impact of higher total operating expenses and currency fluctuations.

CCH Group financial review

	Three months ended
	29 March 2013	30 March 2012(2)	Change (%)
	(Unaudited)

Volume (m unit cases)	426.7	427.0	—
Net sales revenue (€m)	1,431.9	1,433.4	—
Net sales revenue per unit case (€)	3.36	3.36	—
Cost of goods sold (€m)	(951.5)	(938.0)	1
Gross profit (€m)	480.4	495.4	-3
Operating expenses (€m)	(485.5)	(494.3)	-2
Operating loss (€m)	(11.3)	(12.3)	-8
Adjusted EBITDA(1) (€m)	83.3	81.7	2
Total net finance costs (€m)	(19.7)	(21.8)	-10
Tax (€m)	6.6	5.3	25
Loss after tax attributable to owners of the parent (€m)	(24.4)	(28.9)	-16
Basic losses per share (€)	(0.07)	(0.08)	13
Net cash from operating activities (€m)	12.4	38.2	-68
Capital expenditure (€m)	(52.0)	(69.9)	-26

(1)               For further details on the CCH Group’s calculation of Adjusted EBITDA, see the paragraph headed “Presentation of Information”.

(2)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group.

Net sales revenue

Net sales revenue per unit case remained flat during the first quarter of 2013 compared to the respective prior year period.

Cost of goods sold

Cost of goods sold increased by 1% during the first quarter of 2013, reflecting higher commodity costs driven by higher EU sugar and aluminium prices.

Gross profit

Gross profit margin decreased from 34.6% in the first quarter of 2012 to 33.5% in the first quarter of 2013. On a per unit case basis, gross profit decreased by approximately 3% during the first quarter of 2013 compared to the respective prior year period.

Operating expenses

Operating expenses decreased by 2% during the first quarter of 2013 compared to the respective prior year period, reflecting the benefits of the CCH Group’s restructuring initiatives, as well as lower period-over-period sales and marketing expenses.

Operating loss

Operating loss decreased by 8% and operating margin slightly increased in the first quarter of 2013, compared to the respective prior year period.

Adjusted EBITDA

The CCH Group defines Adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and impairment of property, plant and equipment, stock option compensation, amortisation of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of the CCH Group’s operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. The CCH Group believes that Adjusted EBITDA is useful to investors as a measure of its operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the CCH Group believes that Adjusted EBITDA is a measure commonly used by analysts and investors in the CCH Group’s industry and that Existing Securityholders and potential investors in the CCH Group use multiples of Adjusted EBITDA in making investment decisions about the CCH Group. Accordingly, this information is disclosed to permit a more detailed analysis of the CCH Group operating performance. Adjusted EBITDA, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies due to differences in methods of calculation.

The following table provides a reconciliation of Adjusted EBITDA (as defined above) to profit after tax attributable to owners of the parent:

	Three months ended
	29 March 2013	30 March 2012(1)
	(Unaudited)

Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent (€m)	(24.4)	(28.9)
Non-controlling interests (€m)	—	0.1
Tax (€m)	(6.6)	(5.3)
Loss on net monetary position (€m)	1.0	0.6
Finance income (€m)	(1.5)	(2.2)
Finance costs (€m)	20.2	23.4
Operating loss (€m)	(11.3)	(12.3)
Plus:
Depreciation and impairment of property, plant and equipment (€m)	93.7	91.7
Amortisation of and adjustments to intangible assets (€m)	0.3	0.7
Stock option compensation (€m)	0.6	1.6
Adjusted EBITDA (€m)	83.3	81.7

(1)               Comparative amounts for the three months ended 30 March 2012 have been adjusted where necessary to reflect the impact of newly adopted accounting standards in 2012 as detailed in Note 1 to the unaudited condensed consolidated interim financial statements of the CCH Group.

Total net finance costs

Total net finance costs, decreased by €2.1 million during the first quarter of 2013, compared to the respective prior year period, mainly due to lower interest expenses.

Tax

The CCH Group’s effective tax rate for the first quarter of 2013 was approximately 21% compared to 16% in the first quarter of 2012. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by Territory, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its Territories.

Loss after tax attributable to owners of the parent

Loss after tax attributable to owners of the parent was €24.4 million in the first quarter of 2013, compared to loss after tax attributable to owners of the parent of €28.9 million in the prior year period, driven by lower operating losses and net finance costs and increased tax credits.

Net cash from operating activities

Net cash from operating activities was €12.4 million in the first quarter of 2013 compared to €38.2 million in the respective prior year period, as the benefits of the reduced tax paid and the favourable phasing of the capital expenditure outflows were more than offset by increases in working capital.

Capital expenditure

Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €52.0 million in the first quarter of 2013, compared to €69.9 million in the respective prior year period, mainly due to different time phasing of cash outflows.

Outlook and trend information

For the remainder of the year, the CCH Group expects the challenging economic and trading conditions to persist across most of its Territories, particularly in the Established Countries. Economic uncertainty and austerity measures are expected to continue to lead to lower disposable income and increased unemployment across the Eurozone.

The CCH Group’s strategic priorities remain unchanged. The CCH Group is focusing on growing currency neutral revenue per case, through OBPPC-driven initiatives, while continuing to reinforce its position in the marketplace. At the same time, addressing affordability is a key element of the CCH Group’s strategy in order to remain relevant to its consumers.

The CCH Group has clear category priorities in pursuing its strategy in the marketplace. The CCH Group is focused on growing volume and value shares in the sparkling beverages category and the tea and energy sub-categories. In the juice sub-category, the CCH Group maintains a selective approach, focusing on immediate consumption and the most profitable future consumption packages on a Territory-by-Territory basis. In the water category, the CCH Group’s goal is to grow value ahead of volume by focusing on single-serve packages, as well as the most profitable multi-serve packages.

The CCH Group continues to expect currency neutral revenue per unit case in 2013 to grow year-on-year, albeit at a slower pace than that registered in 2012, and for currency neutral input costs per case to increase by low single-digits, driven by EU sugar, resin and aluminium prices.

The CCH Group also continues to execute its 2013 restructuring plans and remains confident that it can achieve the announced benefits. The CCH Group expects the initiatives already taken in 2012 and those that it will take in 2013 to yield approximately €65.0 million in total benefits in 2013. The CCH Group continues to expect to incur costs of approximately €50.0 million from restructuring initiatives in 2013, which are expected to yield €30.0 million in annualised benefits from 2014 onwards.

Based on current spot rates, the CCH Group still expects a negative impact from currency fluctuations in 2013, albeit lower than in 2012.

During the three year period ending 31 December 2015, the CCH Group aims to generate free cash flow, defined as net cash flow provided by operating activities less capital expenditures, of approximately €1.3 billion. Net capital expenditure over the medium-term is expected to range between 5.5% and 6.5% of net sales revenue, reflecting the CCH Group’s commitment to investing in the long-term development of its business.

The CCH Group manages its business for the long-term. The CCH Group is confident that it has the right strategy to grow in a sustainable and profitable way, leveraging some of the world’s best known brands in an attractive diversified geographic footprint, characterised by low per capita consumption and market share growth opportunities.

UNAUDITED INTERIM FINANCIAL INFORMATION
OF THE CCH GROUP FOR THE THREE MONTHS ENDED 29 MARCH 2013

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 29 March 2013	As at 31 December 2012
		€ million	€ million
Assets
Intangible assets	4	1,943.3	1,944.6
Property, plant and equipment	4	3,027.3	3,041.4
Other non-current assets		311.9	293.3
Total non-current assets		5,282.5	5,279.3

Inventories		550.4	458.0
Trade and other receivables		1,074.0	1,073.7
Cash and cash equivalents	5	342.6	439.1
Total current assets		1,967.0	1,970.8
Total assets		7,249.5	7,250.1

Liabilities
Short-term borrowings	5	1,070.1	555.0
Other current liabilities		1,689.8	1,667.3
Total current liabilities		2,759.9	2,222.3

Long-term borrowings	5	1,103.9	1,604.7
Other non-current liabilities		401.7	416.6
Total non-current liabilities		1,505.6	2,021.3
Total liabilities		4,265.5	4,243.6

Equity
Owners of the parent		2,978.9	2,988.7
Non-controlling interests		5.1	17.8
Total equity		2,984.0	3,006.5
Total equity and liabilities		7,249.5	7,250.1

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 29 March 2013	Three months to 30 March 2012(1)
		€ million	€ million
Net sales revenue	3	1,431.9	1,433.4
Cost of goods sold		(951.5)	(938.0)
Gross profit		480.4	495.4

Operating expenses		(485.5)	(494.3)
Restructuring costs	7	(6.2)	(13.4)
Operating loss	3	(11.3)	(12.3)

Finance income		1.5	2.2
Finance costs		(20.2)	(23.4)
Loss on net monetary position		(1.0)	(0.6)
Total finance costs, net	8	(19.7)	(21.8)
Share of results of equity method investments		—	—
Loss before tax		(31.0)	(34.1)

Tax	9	6.6	5.3
Loss after tax		(24.4)	(28.8)

Attributable to:
Owners of the parent		(24.4)	(28.9)
Non-controlling interests		—	0.1
		(24.4)	(28.8)

Basic and diluted losses per share (€)	10	(0.07)	(0.08)

(1)               Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 29 March 2013	Three months to 30 March 2012(1)
	€ million	€ million
Loss after tax for the period	(24.4)	(28.8)

Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation losses during the period	(0.1)	—
Cash flow hedges:
Amounts of gains / (losses) during the period	3.5	(15.4)
Amounts of losses reclassified to profit and loss for the period	4.0	1.0
Foreign currency translation	7.9	65.2
Share of other comprehensive income of equity method investments	0.5	(1.0)
Income tax relating to items that may be subsequently reclassified to income statement	(1.0)	3.6
	14.8	53.4
Items that will not be subsequently reclassified to income statement:
Actuarial gains / (losses)	2.1	(14.1)
Income tax relating to items that will not be subsequently reclassified to income statement	(0.1)	2.5
	2.0	(11.6)
Other comprehensive income for the period, net of tax	16.8	41.8
Total comprehensive income for the period	(7.6)	13.0

Total comprehensive income attributable to:
Owners of the parent	(7.6)	12.9
Non-controlling interests	—	0.1
	(7.6)	13.0

(1)               Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Share-based compensation:
Options	—	—	—	—	1.6	—	1.6	—	1.6
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Hyperinflation impact	—	—	—	—	—	1.0	1.0	—	1.0
Share of other changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
	549.8	569.2	(55.5)	(199.7)	381.7	1,659.5	2,905.0	15.8	2,920.8
Profit for the year net of tax	—	—	—	—	—	(28.9)	(28.9)	0.1	(28.8)
Other comprehensive income for the year, net of tax	—	—	—	64.2	(10.8)	(11.6)	41.8	—	41.8
Total comprehensive income for the year, net of tax(1)	—	—	—	64.2	(10.8)	(40.5)	12.9	0.1	13.0
Balance as at 30 March 2012 (adjusted) (2)	549.8	569.2	(55.5)	(135.5)	370.9	1,619.0	2,917.9	15.9	2,933.8
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	4.7	—	4.7	—	4.7
Hyperinflation impact	—	—	—	—	—	3.2	3.2	—	3.2
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)
	370.2	569.3	(54.3)	(135.5)	376.1	1,676.7	2,802.5	14.9	2,817.4
Profit for the year net of tax	—	—	—	—	—	219.3	219.3	2.9	222.2
Other comprehensive income for the year, net of tax	—	—	—	(32.6)	0.5	(1.0)	(33.1)	—	(33.1)
Total comprehensive income for the year, net of tax	—	—	—	(32.6)	0.5	218.3	186.2	2.9	189.1
Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(1)               The amount included in the exchange equalisation reserve of €64.2 million gain for the first quarter of 2012 represents the exchange gains attributed to the owners of the parent of €65.2 million plus the share of equity method investments of €1.0 million loss.

The amount included in other reserves of €10.8 million loss for the first quarter of 2012 consists of cash flow hedges loss of €14.4 million (of which €15.4 million represents revaluation losses for the period and €1.0 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €3.6 million.

The amount of €40.5 million loss comprises a loss for the first quarter of 2012 of €28.9 million, the actuarial losses of €14.1 million plus a deferred income tax credit of €2.5 million.

The amount of €0.1 million gain included in non-controlling interests for the first quarter of 2012 represents the share of non-controlling interests in the retained earnings.

(2)               Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2013	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5
Share-based compensation:
Options	—	—	—	—	0.6	—	0.6	—	0.6
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Hyperinflation impact	—	—	—	—	—	2.5	2.5	—	2.5
Purchase of shares held by non-controlling interests	—	—	—	—	—	(5.1)	(5.1)	(8.2)	(13.3)
Dividends	—	—	—	—	—	—	—	(4.5)	(4.5)
	370.2	569.3	(54.3)	(168.1)	377.0	1,892.4	2,986.5	5.1	2,991.6
Profit for the period net of tax	—	—	—	—	—	(24.4)	(24.4)	—	(24.4)
Other comprehensive income for the year, net of tax(3)	—	—	—	8.4	6.4	2.0	16.8	—	16.8
Total comprehensive income for the year, net of tax	—	—	—	8.4	6.4	(22.4)	(7.6)	—	(7.6)
Balance as at 29 March 2013	370.2	569.3	(54.3)	(159.7)	383.4	1,870.0	2,978.9	5.1	2,984.0

(3)               The amount included in the exchange equalisation reserve of €8.4 million gain for the first quarter of 2013 represents the exchange gains attributed to the owners of the parent of €7.9 million plus the share of equity method investments of €0.5 million gain.

The amount included in other reserves of €6.4 million gain for the first quarter of 2013 consists of losses on valuation of available-for-sale financial assets of €0.1 million, cash flow hedges gain of €7.5 million (of which €3.5 million represents revaluation gains for the period and €4.0 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €1.0 million.

The amount of €22.4 million loss comprises a loss for the period of €24.4 million plus the actuarial gains of €2.1 million less a deferred income tax charge of €0.1 million.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Three months to 29 March 2013	Three months to 30 March 2012(1)
		€ million	€ million
Operating activities
Loss after tax for the period		(24.4)	(28.8)
Total finance costs, net	8	19.7	21.8
Tax credited to the income statement		(6.6)	(5.3)
Depreciation of property, plant and equipment	4	93.7	91.7
Employee share options		0.6	1.6
Amortisation of intangible assets	4	0.3	0.7
		83.3	81.7

(Gains) / losses on disposal of non-current assets		(1.3)	0.4
Increase in inventories		(88.3)	(86.6)
(Increase) / decrease in trade and other receivables		(6.2)	43.1
Increase in trade and other payables		37.3	21.0
Tax paid		(12.4)	(21.4)
Net cash from operating activities		12.4	38.2
Investing activities
Payments for purchases of property, plant and equipment		(49.5)	(63.0)
Proceeds from sales of property, plant and equipment		1.4	0.4
Net payments for investments		—	(0.5)
Interest received		1.5	2.1
Net cash used in investing activities		(46.6)	(61.0)
Financing activities
Purchase of shares held by non-controlling interests	12	(13.3)	(5.3)
Dividends paid		(4.5)	—
Proceeds from external borrowings		173.9	393.1
Repayments of external borrowings		(169.9)	(384.9)
Principal repayments of finance lease obligations		(3.9)	(7.3)
Interest paid		(46.5)	(48.2)
Net cash used in financing activities		(64.2)	(52.6)

Decrease in cash and cash equivalents		(98.4)	(75.4)
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		439.1	447.4
Decrease in cash and cash equivalents		(98.4)	(75.4)
Effect of changes in exchange rates		1.5	(1.0)
Hyperinflation impact on cash		0.4	(0.6)
Cash and cash equivalents at the end of the period		342.6	370.4

(1)               Comparative amounts have been adjusted where necessary to reflect the adoption of accounting standards as detailed in Note 1.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                                      Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Group”) are consistent with those used in the annual financial statements for the year ended 31 December 2012, except for the adoption, as of 1 January 2013, of the International Financial Reporting Standard (“IFRS”) 13 Fair Value Measurement; the amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities and the annual improvements to IFRSs 2009-2011 cycle which included amendments to IAS 1 Financial Statement Presentation; IAS 16 Property, plant and equipment; IAS 32 Financial Statement Presentation and IAS 34 Interim Financial Reporting.  The adoption of the new and amended standard did not have a significant impact on the current or prior periods, apart from additional disclosures resulting from the adoption of IFRS 13, see note 6.

In the fourth quarter of 2012 the Group early adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities and the revised IAS 19 Employee Benefits and details of the early adoption can be found in the annual financial statements for the year ended 31 December 2012. The impact from the adoption of IFRS 11 and IAS 19 revised on the first quarter of 2012 is outlined in the tables below:

Impact of change in accounting policies on condensed consolidated interim income statement (unaudited)

	Three months to 30 March 2012	Change in accounting policy		Three months to 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Gross profit	496.4	(0.9)	(0.1)	495.4
Operating loss	(12.8)	1.1	(0.6)	(12.3)
Loss before tax	(34.4)	0.9	(0.6)	(34.1)
Loss after tax	(28.3)	—	(0.5)	(28.8)
Basic and diluted losses per share (€)	(0.08)	—	—	(0.08)
Other comprehensive income for the period, net of tax	41.4	(0.1)	0.5	41.8
Total comprehensive income for the period	13.1	(0.1)	—	13.0

Impact of change in accounting policies on condensed consolidated interim statement of changes in equity (unaudited)

	As at 30 March 2012	Change in accounting policy		As at 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Total equity	2,926.9	7.3	(0.4)	2,933.8

Impact of change in accounting policies on condensed consolidated interim cash flow statement (unaudited)

	Three months to 30 March 2012	Change in accounting policy		Three months to 30 March 2012
	(before adjustments)	IFRS 11	IAS 19	(as presented)

Net cash from operating activities	38.8	(0.6)	—	38.2
Net cash used in investing activities	(61.2)	0.2	—	(61.0)
Net cash used in financing activities	(54.7)	2.1		(52.6)

Decrease in cash and cash equivalents	(77.1)	1.7	—	(75.4)

Basis of preparation

Operating results for the first quarter of 2013 are not indicative of the results that may be expected for the year ending 31 December 2013 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”) applicable to Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements should be read in conjunction with the 2012 annual financial statements, which include a full description of the Group’s accounting policies.

2.                                      Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 8.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	29 March 2013	30 March 2012	29 March 2013	31 December 2012
US dollar	1.32	1.32	1.28	1.33
UK sterling	0.85	0.84	0.85	0.82
Polish zloty	4.17	4.20	4.18	4.09
Nigerian naira	205.29	206.48	200.06	206.72
Hungarian forint	296.52	292.10	304.39	291.50
Swiss franc	1.23	1.21	1.22	1.21
Russian rouble	38.96	39.24	39.44	40.42
Romanian leu	4.38	4.35	4.41	4.43
Serbian dinar	111.63	108.32	111.64	113.46
Czech koruna	25.57	24.92	25.71	25.08
Ukrainian hryvnia	10.53	10.53	10.28	10.57

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia Federation, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended
	29 March 2013	30 March 2012
	€ million	€ million
Volume in unit cases(1) (million)
Established countries	141.9	153.2
Developing countries	76.8	79.4
Emerging countries	208.0	194.4
Total volume	426.7	427.0

(1)               One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

	Three months ended
	29 March 2013	30 March 2012
	€ million	€ million
Net sales revenue (€ million)
Established countries	570.5	620.2
Developing countries	217.2	229.2
Emerging countries	644.2	584.0
Total net sales revenue	1,431.9	1,433.4

Operating profit (€ million)
Established countries	3.4	8.7
Developing countries	(14.9)	(13.6)
Emerging countries	0.2	(7.4)
Total operating loss	(11.3)	(12.3)

Reconciling items (€ million)
Finance costs, net	(19.7)	(21.8)
Tax	6.6	5.3
Non-controlling interests	—	(0.1)
Loss after tax attributable to owners of the parent	(24.4)	(28.9)

4.                                      Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2013	3,041.4	1,944.6
Additions	62.9	—
Disposals	(2.4)	—
Depreciation and amortisation	(93.7)	(0.3)
Foreign exchange differences	18.6	(1.0)
Effect of hyperinflation	0.5	—
Closing net book value as at 29 March 2013	3,027.3	1,943.3

5.                                      Net debt

	As at
	29 March 2013	31 December 2012
	€ million	€ million
Long-term borrowings	1,103.9	1,604.7
Short-term borrowings	1,070.1	555.0
Cash and cash equivalents	(342.6)	(439.1)
Net debt	1,831.4	1,720.6

Our net debt increased during the first quarter of 2013 by €110.8 million compared to 31 December 2012. The increase was mainly due to an increase of external borrowings of €14.3 million and a decrease in our cash balances of €96.5 million. During the first quarter of 2013 the €500 million bond (book value as of 29 March 2013 of €504.1 million) maturing in January 2014 was reclassified to short term borrowings from long term borrowings.

6.                                      Fair value

The Group’s financial instruments recorded at fair value are included in Level 2 within the fair value hierarchy and comprises derivatives.  There have been no changes in valuation techniques and inputs used to determine their fair value since 31 December 2012 (as described in the 2012 Annual Report available on Coca-Cola Hellenic’s website: www.coca-colahellenic.com). As at 29 March 2013, the total financial assets included in Level 2 was €48.0 million and the total financial liabilities €132.8 million. There were no transfers between Level 1, 2 or 3 during the first quarter of 2013. The fair value of bonds and notes payable as at 29 March 2013, including the current portion, is €1,917.7 million, compared to their book value, including the current portion of €1,834.0 million.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

7.                                      Restructuring costs

Restructuring costs amounted to €6.2 million before tax in the first quarter of 2013. The Group recorded €6.1 million and €0.1 million of restructuring charges in its established and emerging markets respectively. For the first quarter of 2012, restructuring costs amounted to €13.4 million, of which €9.0 million, €3.6 million and €0.8 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

8.                                      Total finance costs, net

	Three months ended
	29 March 2013	30 March 2012
	€ million	€ million
Finance costs	21.0	23.5
Net foreign exchange gains	(0.8)	(0.1)
Interest income	(1.5)	(2.2)
Loss on net monetary position	1.0	0.6
Total finance costs, net	19.7	21.8

Total net finance costs for the first quarter of 2013 were lower by €2.1 million compared to the same period of prior year, mainly due to €2.5 million lower interest expense. The higher interest expense base of the comparative period was almost entirely due to the ineffectiveness charges related to our interest rate and cross currency swaps hedging instruments.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for March 2013 was 1.058 which resulted in a net monetary loss for the first quarter of 2013 of €1.0 million.

9.                                      Tax

The Group’s effective tax rate for 2013 may differ from the Greek statutory tax rate of 26% as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, the non-deductibility of certain expenses, non-taxable income and one-off tax items.

10.                               Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first quarter of 2013: 363,123,372, first quarter of 2012: 363,112,466). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

11.                               Share capital

During 2012, the Board of Directors resolved to increase the Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the annual general meeting of Coca-Cola Hellenic’s shareholders resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €124.6 million by decreasing the nominal value of Coca-Cola Hellenic shares by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to Coca-Cola Hellenic’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €55.0 million by decreasing the

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

nominal value of Coca-Cola Hellenic’s shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic in an equal amount.

Following the above changes the share capital of Coca-Cola Hellenic on 29 March 2013 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each.

12.                               Non-controlling interests

On 8 June 2011, the Board of Directors of Coca-Cola Hellenic’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €70.4 million was paid as of 29 March 2013 (as of 31 December 2012: €70.4 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 14 January 2013, the Group acquired 14% of Coca-Cola Hellenic Bottling Company Bulgaria AD, bringing the Group’s interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non-controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

13.                               Dividends

No dividend was declared and paid for the fiscal years 2011 and 2012.

14.                               Contingencies

There have been no significant changes in contingencies since 31 December 2012 (as described in the 2012 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

15.                               Commitments

As of 29 March 2013, the Group has capital commitments of €111.7 million (31 December 2012:  €90.3 million), which mainly relate to plant and machinery equipment.

16.                               Number of employees

The average number of full-time equivalent employees in the first quarter of 2013 was 38,122 (39,525 for the first quarter of 2012).

17.                               Related party transactions

(a)                                 The Coca-Cola Company

As at 29 March 2013, The Coca-Cola Company and its subsidiaries (collectively, “TCCC”) indirectly owned 23.2% (2012: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first quarter of 2013 amounted to €321.6 million (€302.1 million in the prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €15.7 million (€11.0 million in the prior year period).

During the first quarter of 2013, the Group sold €6.1 million of finished goods and raw materials to TCCC (€7.8 million in the prior year period) while other income from TCCC was €1.7 million (€3.1 million in the prior year

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

period). Other expenses from TCCC amounted to €1.3 million for the first quarter of 2013 (nil in the prior year period).

As at 29 March 2013, the Group had a total amount of €56.0 million (€49.6 million as at 31 December 2012) due from TCCC, and had a total amount of €188.4 million (€154.0 million as at 31 December 2012) due to TCCC.

(b)                                 Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 44.1% (2012: 44.1%) ownership by the parent of Kar-Tess Holding, which as at 29 March 2013 owned 23.3% (2012: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in NBC.

During the first quarter of 2013, the Group made purchases of €23.5 million (€79.3 million in the prior year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €2.6 million (€1.3 million in the prior year period). There was no other income recorded from Frigoglass during the first quarter of 2013 (€0.1 million in the prior year period). As at 29 March 2013, Coca-Cola Hellenic owed €23.9 million (€21.4 million as at 31 December 2012) to, and was owed €0.2 million (€1.2 million as at 31 December 2012), by Frigoglass.

(c)                                  Other related parties

During the first quarter of 2013, the Group purchased €24.5 million of raw materials and finished goods (€21.1 million in the prior year period). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.1 million for the first quarter of 2013 (nil in the prior year period). Furthermore during the first quarter of 2013, the Group incurred other expenses of €8.7 million (€2.6 million in the prior year period) and recorded income of €3.1 million (nil in the prior year period). As at 29 March 2013, the Group owed €22.8 million (€8.1 million as at 31 December 2012) to, and was owed €5.6 million (€0.4 million as at 31 December 2012), by other related parties.

(d)                                 Joint Ventures

During the first quarter of 2013, the Group purchased €5.3 million of finished goods (€5.7 million in the prior year period) from joint ventures. In addition, during the first quarter of 2013, the Group incurred expenses of €0.1 million (€0.1 million in the prior year period) and recorded other income of €0.2 million from joint ventures (€0.3 million in the prior year period). As at 29 March 2013, the Group owed €66.7 million (€67.5 million as at 31 December 2012) to, and was owed €21.8 million (€19.5 million as at 31 December 2012) by joint ventures.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 29 March 2013, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 29 March 2013.

18.                               Subsequent events

On 18 April 2013, the supply agreement between Coca-Cola Hellenic and Frigoglass S.A. was renewed for a term of five years from 31 December 2013, on substantially similar terms.

On 25 April 2013, Coca-Cola HBC AG acquired 96.85% of all issued Coca-Cola Hellenic shares, including shares represented by American depositary shares, and became the new parent company of the Group following successful completion of its voluntary share exchange offer. On 29 April 2013, trading in Coca-Cola HBC AG shares commenced on the premium segment of the LSE (Ticker symbol: CCH) and on the Athens Exchange (Ticker symbol: EEE) and regular way trading in Coca-Cola HBC AG ADSs commenced on the NYSE (Ticker symbol: CCH). As a result, all of the Coca-Cola Hellenic stock options were cancelled and have been replaced by an equal number of Coca-Cola HBC AG stock options on substantially equivalent terms.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

Post 29 March 2013 the Group incurred €1.3 million of restructuring costs before tax, of which €0.9 million and €0.4 million related to the Group’s established and developing markets respectively.

EXHIBIT 1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions of euro, except ratios)	Q1 2013	Q1 2012

Earnings
Loss before income taxes	(31.0)	(34.1)
Less: Share of income of equity method investees	0.0	0.0
Add: fixed charges	28.5	33.1
Less: interest capitalized	(0.4)	(0.4)
Total earnings	(2.9)	(1.4)
Fixed charges
Interest expense	18.3	21.9
Rental expense on operating leases	7.6	9.6
Finance charges paid with respect to finance leases	2.2	1.3
Other finance costs	0.4	0.3
Total fixed charges	28.5	33.1
Ratio of Earnings to Fixed Charges	(0.1)	0.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2013	Coca-Cola Hellenic Bottling Company SA

	By:	/s/ SPYROS MELLO
	Name:	Spyros Mello
	Title:	Chief Compliance Officer and Deputy General Counsel

Date: May 28, 2013	Coca-Cola HBC AG

	By:	/s/ DIMITRIS LOIS
	Name:	Dimitris Lois
	Title:	Chief Executive Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development